OCEAN ENERGY, INC .
1984 Isaac Newton Square West, Suite 202,
Reston, VA 20190

July 24, 2008

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.W.

Division of Corporate Finance

Washington, D.C. 20549

Re:

Ocean Energy, Inc.

Amendment No. 2 to Registration Statement on Form S-1 Filed July 3, 2008

File No. 333-151747

Dear Mr. Mancuso and Mr. Jones:

Below are the responses to your comments on to your letter of July 21, 2008:

Signatures

1.

We reissue prior comment 1 in part. Please indicate below the second paragraph required on the Signatures page who is signing in the capacity of controller or principal a counting officer. See Instruction 1 to Form S-1.

We have noted your comment and revised the Signature page.

2.

We note your response to prior comment 3 that you revised the Signature page accordingly. However, the paragraphs of the Signatures page are still altered. For example, ye note the first paragraph does not refer to the city or state. Please do not alter the paragraph.

We have noted your comment and revised the Signature page.

The Company hereby acknowledges:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Valentyna Stupenko

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Chief Executive Officer

Date:  July 24, 2008